Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX FILES FORM 40-F REGISTRATION STATEMENT WITH THE SEC

Vancouver, BC, Canada – April 2, 2012 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) reports that it has filed a registration statement on Form 40-F for the purpose of registering its common shares under Section 12 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As reported on March 13, 2012, the Securities and Exchange Commission ("SEC") issued an order revoking the registration of Silvermex’s common shares (then quoted on OTC Link – previously the “Pink Sheets” – In the United States under the symbol "GGCRF") under section 12(j) of the Exchange Act. Silvermex consented to this administrative procedure as an amenable solution to address the filing delinquencies of its predecessor company, Genco Resources Ltd. (“Genco”), under the Exchange Act. As a result, broker-dealers in the United States are currently unable to effect transactions in the United States markets under the trading symbol GGCRF.

The registration statement is anticipated to become effective 60 days after the filing date. Upon the registration statement becoming effective, broker-dealers in the United States will be able to effect transactions in common shares of Silvermex in the United States. In the meantime, Silvermex’s common shares continue to trade publicly on the TSX under the symbol SLX.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from early stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to identify future production centers through extensive exploration programs to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.